Exhibit 99.2

MASTER SERVICES AGREEMENT

Binding Term Sheet

This Binding Term Sheet (the "Binding Term Sheet") constitutes a legally binding commitment to enter into a transaction on the terms described herein. This Binding Term Sheet shall be superseded by a definitive agreement as set forth below, and this Binding Term Sheet constitutes a legally binding and enforceable agreement with respect to the relationship of the parties between the Effective Date until the execution and delivery of the definitive agreement and/or the Term/Termination as further defined below.

Provider	Gryphon Digital Mining Inc., a Delaware corporation, located at 5953 Mable Road, Unit 138, Las Vegas, NV 89110 ("Provider").
Customer	Sphere 3D Corp., a Canada corporation, located at 895 Don Mills Road, Building 2, Suite 900, Toronto, Canada M3C IW3 ("Customer ").
Definitive Agreement

The parties intend to enter into a Master Services Agreement that shall contain all the terms and conditions set forth in this Binding Term Sheet, as well as other terms and conditions customary to such agreements (the "Master Services Agreement") and replace this Binding Term Sheet. Until such Master Services Agreement  is  entered  into,  this Binding  Term  Sheet  shall  govern  the relationship  between  the  parties  as  described  herein  with  respect  to  the Services. The term "Agreement" as used herein refers to either the Binding Term Sheet or the Master Services Agreement, as the case may be, whichever is in effect at the relevant time.

Exclusivity

Provider shall be Customer's exclusive provider of any and all management services for all blockchain and cryptocurrency-related operations including but not limited to services relating to all mining equipment owned, purchased, leased, operated, or otherwise controlled by Customer and/or its subsidiaries and/or affiliates at any location (collectively, the "Services") unless the Agreement is terminated by Customer as per Term/Termination below.

Management Fee / Operating Costs
  As consideration for the Services, Provider shall receive the equivalent of twenty-two- and one-half percent (22.5%) of the Net Operating Profit of all of Customer's blockchain and cryptocurrency-related operations (the "Management Fee").
  Net Operating Profit shall be defined as the value of digital assets mined using Customer's mining equipment as of 11:59 pm Eastern Time on the date of mining based upon the price of such digital asset quoted on Coinbase minus the cost of electricity and profit-share paid to hosts.
  The  Management  Fee  shall  be  calculated  and  distributed  to  Provider subsequent to payment of all operating expenses, including but not limited to all payments to hosts and electricity providers.
  The total costs of electricity and any profit-share paid to hosts shall capped at 9 cents ($0.09) per kilowatt hour ($0.09/kwh).
  Provider shall assist Customer to source and negotiate the appropriate host to locate the mining equipment.

Term/Termination
  The  initial  term  of  the  Agreement  shall  be  three  (3)  years  and  shall automatically renew for consecutive one (1) year terms thereafter.
  Customer shall be entitled to terminate the Agreement in the event of: (i) Provider's failure to perform the Services in a professional and workmanlike manner in accordance with generally recognized crypto-mining industry standards for similar services, subject to written notice and an opportunity to cure, or (ii) Provider's gross negligence, fraud or willful misconduct in connection with performing the Services.

  Provider shall be entitled to specific performance or termination for cause in the event of a breach by Customer, subject to written notice and an opportunity to cure.
  Customer shall be entitled to terminate the agreement on 30 days' notice in the event Provider terminates the Merger Agreement between the parties dated as of June 3, 2021, unless: (i) such termination is pursuant to Section 8.01(f) or 8.01(h) of the Merger Agreement or (ii) Customer waives its right to terminate the agreement in writing within five days of receipt of any notice to terminate the Merger Agreement by Provider
  Customer shall be entitled to terminate the Agreement with 30 day notice, if the Nasdaq Stock Market and/or US Securities and Exchange Commission, ("Regulators") informs Customer that either one or both, will not approve the Nasdaq Listing Application or Merger agreement as applicable, (as defined by the Merger Agreement) solely due to concerns raised by Regulators regarding Provider's business or one or more of Provider's shareholders, officers or directors (the "Provider Regulatory Concerns") and Provider has not cured the Provider Regulatory Concerns to allow for the closing of the Merger agreement within 365 days of the execution of this agreement. Provider shall be entitled to work directly with Regulators to attempt to cure any such concerns related to Provider raised by Regulators. For greater clarity, if, as of the one year anniversary of the execution of this agreement, the Merger has not closed due to unresolved Provider Regulatory Concerns the Customer may terminate this agreement on 30 days' notice.

Commercial Terms
  Customer shall not in any way, without the prior written consent of Provider, sell, subordinate, encumber or otherwise convey to any third party that is an Affiliate of Customer a security interest in the mining equipment (including but not limited to servers, machines, hashboards, controller boards, case assemblies, fans, and power units) (the "Mining Equipment"). "Affiliate" shall mean any person who directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common controller with an issuer, including but not limited to: (1) any beneficial owner or holder of 5% or more of any class of shares of Customer, and (2) any director, officer, employee or independent contractor (or a member of the immediate family of the foregoing) of Customer.
  Except in the case of an emergency or a potential security breach, Customer shall not voluntarily take any Mining Equipment offline without the prior written consent of Provider.
  Provider shall at all times control the digital wallet, which shall be a wallet address selected by Provider on behalf of Customer for storing digital assets (the "Digital Wallet"). The digital assets shall be in the denomination of cryptocurrencies, virtual currencies or coins mined by Provider for or on behalf of Customer at any location whatsoever (the "Digital Assets").
  Provider shall pay directly from the Digital Wallet on behalf of Customer all operating costs, inclusive of electricity and any profit share to hosts, such payments to occur prior to calculation and payment of the Management Fee.
  Provider shall at all times select the mining pool and custodian of the Digital Assets.

  Customer shall provide written instructions to Provider with respect to all decisions to sell or hold Digital Assets.
  Customer agrees that the hosts shall at all times be responsible for the installation of the Mining Equipment and the provision of any ancillary items necessary to operate the Mining Equipment.
  Provider shall not be responsible for the uptime of the hosting site nor shall Provider be responsible for providing power or electricity to the hosting site.

Mutual Indemnification	Each party shall indemnify and hold harmless the other party from all losses and damages incurred in connection with its respective acts or omissions in connection with the Agreement.
Limitation of Liability	The parties expressly exclude all consequential, incidental, indirect, special and punitive damages, and loss of profits. The parties shall only be entitled to seek direct damages.
Survival	Customer agrees that the Agreement shall survive any bankruptcy of Customer, where permitted by law.
Governing Law / Jury Waiver / Fees

This Agreement shall be governed and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles. All disputes, suits, actions or proceedings relating to this Agreement ("Claims") shall be brought solely in the state or federal courts located in the State of New York. Each party hereby consents to the exclusive jurisdiction and venue of the State of New York in connection with any such dispute, suit, action or proceeding, and waives any defense of forum non conveniens in connection therewith. EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BROUGHT BY  OR  AGAINST  EITHER  PARTY  IN  CONNECTION  WITH  THIS AGREEMENT.

If  any  Claim  is  brought  by  any  party  to  enforce  its  rights  under  this Agreement  against  any other  party,  all fees,  costs      and      expenses, including, without limitation, reasonable attorney's fees and court costs, incurred    by the    prevailing    party    regarding    such    Claim    shall be reimbursed by the losing party; provided, that if a party to such Claim prevails in part, and loses in part, the court or other adjudicator presiding over such Claim shall award a reimbursement of the fees, costs and expenses incurred by such Party on an equitable basis.

Duty to Disclose

As  this  Agreement  is  exclusive  and  legally  binding  in  nature,  Customer represents and warrants that it shall disclose its existence to existing and prospective creditors, investors, lenders, finance partners, etc. and Customer shall in all circumstances provide notice to Provider of such disclosure.

** Signature Page Follows **

IN WITNESS WHEREOF, the parties have executed this Agreement as of the 19th day of  August, 2021.

GRYPHON DIGITAL MINING INC

By:	/s/ Robby Chang
Name:	Robby Chang
Title:	CEO & Director

SPHERE 3D CORP.

By:	/s/ Peter Tassiopoulos
Name:	Peter Tassiopoulos
Title:	CEO